Exhibit 99.1

For Immediate Release

TFI International Completes Previously Announced DLS Worldwide Acquisition

Montreal, Quebec, November 2, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it has closed on the previously announced US $225 million acquisition of DLS Worldwide (“DLS”), previously a business unit of R.R. Donnelley & Sons Company. Established in 2006 and based out of Bolingbrook, IL, DLS provides logistics services through a third-party logistics (“3PL”) network of internal sales personnel, commissioned sales agents and agent-stations. As previously stated, the acquired business will operate standalone within TFI International’s Logistics segment under its new name, “TForce Worldwide, Inc.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;

•	Less-Than-Truckload;

•	Truckload;

•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com